VIA EDGAR AND
VIA FACSIMILE

April 21, 2005

Re:	Accenture SCA
File No. 000-49713
Form 10-K for the year ended August 31, 2004
Form 10-Q for the quarter ended November 30, 2004

Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0303

Attention:	Kathleen A. Collins, Branch Chief
Jorge Bonilla, Staff Accountant

Dear Ms. Collins and Mr. Bonilla:

     On behalf of Accenture SCA (the “Company”), we are providing the following responses to the comments set forth in your comment letter dated March 31, 2005. To assist your review, we have retyped the text of the Staff’s comments below.

Form 10-K

Item 9A. Controls and Procedures, page 52

1.	We note your disclosures on page 26 where you indicate that the Company became aware of an incident of possible noncompliance with the Foreign Corrupt Practices Act and/or with the Company’s internal controls in connection with certain of your operations in the Middle East. Supplementally explain how you considered these potential internal control violations when assessing the Company’s internal controls over financial reporting.

In July 2003, we became aware of an incident of possible noncompliance with the Foreign Corrupt Practices Act (the “FCPA”) and/or with our internal controls in connection with certain of our operations in the Middle East. The Company conducted an internal review of the incident and voluntarily reported the incident to the SEC and the United States Department of Justice. The primary controls implicated dealt with proper internal review and approval of certain kinds of contractual arrangements. We have subsequently taken additional steps to enhance our policies and increase the monitoring and education of our personnel related to numerous operational procedures in this area, including FCPA compliance.

Our internal review of this incident did assess possible implications for our internal controls over financial reporting and gave no indication that they were not operating effectively. In any event, no payments were made in connection with this incident and the Company’s books and records were not affected.

Note 1 Summary of Significant Accounting Policies

Revenue Recognition, page F-11

2.	We note that your accounting policy relating to revenue arrangements with multiple elements indicates that “If the amount of non-contingent revenues allocated to a delivered element is less than the costs to deliver such services, then such costs are deferred and recognized in future periods when the revenue becomes non-contingent.” Explain to us the facts and circumstances, and cite the accounting literature, that you considered in this accounting policy.

We apply EITF 00-21 to determine whether separation of consulting deliverables (technology integration consulting services) from outsourcing deliverables (non-technology integration consulting services and outsourcing services) is appropriate. For the majority of our multiple element arrangements, customers agree to non-contingent billings for each deliverable and, in those circumstances, we recognize revenues and costs based on the amounts allocated to each deliverable under EITF 00-21, applying the rules appropriate to each deliverable, as disclosed in our summary of significant accounting policies.

We defer costs in arrangements where technology integration consulting services meet the separation criteria contained in paragraph 9 of EITF 00-21 and are therefore required to be separated; however, the payment terms preclude allocating sufficient revenues to this separate unit of accounting such that the allocable amount is less than the cost of delivering these services. That is, certain of the fair value compensation for the technology integration consulting services are contingent upon delivery of the outsourcing services or meeting other specified performance conditions and, accordingly, are not initially allocable to the first deliverable pursuant to paragraph 14 of EITF 00-21 resulting in a delay in the timing of revenue recognition for technology integration consulting services. We have contractual protections that enable recovery of deferred costs in the event of contract termination for customer breach or convenience. Additionally, future contract billings are sufficient to recover deferred costs and the relative fair value of undelivered items.

A speech by SEC Accounting Fellow, Russell Hodge, at the 2003 AICPA National Conference on Current SEC Developments pointed out that application of the contingent revenue provision of paragraph 14 could cause “perceived anomalous results” with a loss on delivery of the first deliverable followed by significant profits on the second deliverable. Further, this speech acknowledges that fulfillment costs can be deferred in limited situations where, at a minimum, an enforceable contractual arrangement exists and incurrence of costs may result in recognition of an asset. Our cost deferral policy is consistent with the example given in this speech in that cost deferral is limited to situations where the recognition of an asset is considered an investment in an existing enforceable contract, such asset is limited to the loss incurred on the first deliverable, the services under the second deliverable are above fair value as a result of the contingent revenue provision, and the asset is tested for impairment based on cash flows expected to be generated through the performance of the remaining services under the contract.

In addition, we believe that cost deferral is supported by section 4.005 of KPMG’s publication, Accounting for Revenue Arrangements with Multiple Deliverables, An Analysis of EITF Issue No. 00-21 which states, “the existence of a contingent revenue provision could result in reporting a small or possibly negative margin for a delivered item. However, there are situations in which the accounting that would result if this were applied literally would be unreasonable. Taken to a logical extreme, if a delivered item meets the criteria for separation but a contingent revenue provision in the contract results in no revenue being allocated to that delivered item, an entity would be required to recognize a loss for that item upon delivery and then significant profits on other deliverables in later periods. In those circumstances, we believe that it is appropriate to defer the direct and incremental costs associated with that deliverable if the entity has an enforceable contract for the remaining deliverables that is expected to generate positive margins and applying the contingent revenue provisions literally would result in recognizing a loss on the delivered item. If the application of the contingent revenue provisions would result in a minor profit margin or breakeven, it would be inappropriate to defer the costs related to the delivered item.”

Finally, as described above, the technology integration consulting services deliverable in our multiple element arrangement generally qualifies for separation under EITF 00-21 and is therefore treated as a separate unit of accounting. Revenues from technology integration consulting services are recognized on the percentage-of-completion method in accordance with AICPA Statement of Position 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts” (SOP 81-1). SOP 81-1 also supports deferring costs (paragraphs 69 to 72). Paragraph 69 indicates that “contract costs are accumulated in the same manner as inventory costs and are charged to operations as the related revenue from contracts is recognized.” Paragraph 72g states that “inventoriable costs should not be carried at amounts that when added to the estimated costs to complete are greater than the estimated realizable value of the related contract.”

Deferred costs under the aforementioned policy were approximately $2.9 million at August 31, 2004.

Note 2 — Restructuring and Organization Costs (Benefits), page F-19

3.	We note that during fiscal 2004 and 2003, the Company recorded a net benefit of $78,365 and $19,346, respectively, primarily resulting from final determinations of certain reorganization liabilities established in connection with the Company’s transition to a corporate structure in 2001. Supplementally explain what these adjustments were for and what liabilities they related to. Also, supplementally provide a breakdown of the $454,042 liability balance at August 31, 2004, which relates to the 2001 restructuring and rebranding costs and tell us when you believe this liability will be diminished.

Our audited financial statements for the year ended August 31, 2001 included an expense of $848 million for Reorganization and rebranding costs. Our total 2001 reorganization costs were $544 million. Our total 2001 rebranding costs were $304 million. All liabilities for rebranding costs were extinguished prior to fiscal 2003. All remaining liabilities are for reorganization costs.

Reorganization costs of $544 million included $89 million of restructuring costs related to our transition to a corporate structure and $455 million of indirect taxes and other costs imposed on transfers of assets to a corporate structure. These liabilities were recorded in 2001 in accordance with the principles of SFAS 5. The reorganization liability outstanding at August 31, 2004 relates to the $455 million recorded in 2001 and is further described in the following paragraphs.

Prior to our transition to corporate structure in fiscal 2001, we operated as a series of related partnerships and corporations under the control of our partners who were generally either shareholders or partners in the corporate or partnership entity in their respective countries. When we reorganized in 2001, our partners exchanged their existing ownership interests for ownership interests in the current corporate structure. In some countries these transactions were complex and the application of local tax law not clear. These liabilities related to non-income tax liabilities, such as stamp taxes, as well as liabilities for certain shareholders and partners expenses related to transfer of certain entities to Accenture as part of the reorganization.

Since 2001 these liabilities have been affected by final determinations, foreign currency translation and interest on liabilities pending final settlement.

The net benefit of $19 million recorded in fiscal 2003 included $47 million of reductions in the liability, resulting from final determinations, and interest costs of $28 million. The net benefit of $78 million in fiscal 2004 includes $106 million due to reductions in the liability from final determinations, and $27 million of interest costs.

At August 31, 2004 the remaining liability for reorganization costs was $454 million of which $132 million was classified as current liabilities because final determinations could occur within 12 months. We estimate that reorganization liabilities will be substantially diminished by the end of fiscal year 2008 as final settlement amounts are determined.

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     Please do not hesitate to call Laurent C. Lutz at 312-693-7031 or Douglas G. Scrivner at 650-213-2136 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours, Accenture SCA, represented by its general partner, Accenture Ltd, itself represented by its duly authorized signatory
/s/ Douglas G. Scrivner
By: Douglas G. Scrivner